Mail Stop 6010

August 19, 2008

Elias Vamvakas
Chairman of the Board
OccuLogix, Inc.
2600 Skymark Avenue, Unit 9, Suite 201
Mississauga, Ontario L4W 5B2

> **Re:** **OccuLogix, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed August 1, 2008**
> **Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2007**
> **Filed July 21, 2008**
> **File No. 0-51030**

Dear Mr. Vamvakas:

We have limited our review of your revised preliminary proxy statement to those issues we have addressed in our comments, and we have also conducted a financial statement review of your amended Form 10-K. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Due to the length and complexity of this proxy statement, include a table of contents section.

2. Please update the financial information as required by Rule 3-12 of Regulation S-X.

Summary Term Sheet, page 1

3.   We note the disclosure throughout the proxy that both the April 22, 2008 Agreement and Plan of Merger and Reorganization and the May 19, 2008 Securities Purchase Agreement "may be amended further from time to time." Please inform shareholders that they will be resolicited in the event that the terms of the agreements change materially from the terms that shareholders are now being asked to approve.

4.   Please be advised that we may have further comment after you enter into agreements with the investors of the May 19, 2008 Securities Purchase Agreement. We note the disclosure in the seventh paragraph of your Form 8-K filed July 28, 2008 that you anticipate during the next two weeks you will enter into amending agreements with each of the investors.

Interests of Management, page 6

5.   We note your response to prior comment 5. Please show us your calculations that demonstrate how you determined the dollar value of the severance entitlement of Mr. Vamvakas in the table on page 7. Also, revise the disclosure to clarify how you determined the number of options that would be issued to the individuals in the table on page 7 as a result of that compromise. In addition, please show us your calculations that demonstrate how you determined the number of options to issue to Mr. Vamvakas.

Voting Intention of Major Stockholders and Management, page 19

6.   We note your response to prior comment 7. Please expand this section to quantify the number of shares that the stockholders own and the percentage of their shares compared to the total number of shares outstanding.

Notes to Unaudited Pro Forma Consolidated Financial Statements, page 6

2. Pro Forma Consolidated Balance Sheet of OccuLogix, page 6

7.   Refer to note (c) on page 8. Please tell us and revise the footnote to explain why you will account for the excess of the purchase price over the value of the minority interest acquired as a reduction to Additional Paid in Capital. Tell us the specific accounting literature on which you base that accounting.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page 72

8.   We refer to prior comment 26 in our letter of June 13, 2008. We note the change to the auditors' first paragraph that reads, "These financial statements and schedule are the responsibility of our management." Please have your auditors explain to us why they

consider it appropriate for them to take responsibility for your financial statements and related schedules in their report.

Notes to Consolidated Financial Statements, page 78

Note 2. Restatement of Consolidated Financial Statements, page 80

9.   We note your disclosures herein of the reasons for the restatements to your financial statements as well as the pre and post restatement amounts for the impacted financial statement line items. Please tell us where you have disclosed the per share impact of the restatements on your net loss as required by paragraph 26 (a) of SFAS 154.

Note 15. Minority Interest, page 106

10.   Please reconcile and explain differences in the amounts labeled as "Minority share of loss from operations in the period" of ($1,931,042) and ($133,856) for 2007 and 2006, respectively, in this note to the minority interest line item amounts in your Consolidated Statements of Operations at page 74.

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

                                                        Sincerely,

                                                        Peggy Fisher
                                                        Assistant Director